Exhibit 99.2
STARCITE, INC. AND SUBSIDIARIES

Independent Auditors’ Report
The Board of Directors
StarCite, Inc.:
We have audited the accompanying consolidated balance sheets of StarCite, Inc. and subsidiaries (the Company) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StarCite, Inc. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 19, 2010

STARCITE, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2010 and 2009
(Amounts in thousands, except share and per share data)

	2010	2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,698	2,423
Accounts receivable, net of allowance for doubtful accounts of $864 and $1,158	10,144	9,444
Prepaid expenses and other current assets	1,023	1,092
Deferred commissions	3,317	2,997

Total current assets	16,182	15,956
Property and equipment, net	2,826	2,943
Other assets	571	478
Intangible assets, net	17,657	20,066
Goodwill	11,847	11,847

Total assets	$49,083	51,290

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	$1,960	67
Current portion of notes payable	1,470	1,305
Current portion of obligations under capital leases	167	—
Accounts payable	1,764	2,796
Accrued liabilities	4,981	5,348
Deferred revenue	18,287	17,788

Total current liabilities	28,629	27,304
Notes payable	1,225	2,695
Other long-term liabilities	3,082	1,738

Total liabilities	32,936	31,737
Commitments and contingencies (note 8)
Stockholders’ equity:
Series A Convertible preferred stock, $0.001 par value. Authorized 20,000,000 shares; issued and outstanding 20,000,000 shares (liquidation value of $26,000)	23,888	23,888
Series A-1 Convertible preferred stock, $0.001 par value. Authorized 200,000 shares; issued and outstanding 200,000 (liquidation value of $10,000)	9,187	9,187
Series B preferred stock, $0.001 par value. Authorized 3,304,347 shares; issued and outstanding 3,260,869 shares (liquidation value of $15,000)	15,000	15,000
Common stock, $0.001 par value. Authorized 33,304,347 shares; issued and outstanding 1,187,878 shares in 2010 and 1,173,185 shares in 2009	1	1
Additional paid-in capital	81,110	79,797
Accumulated other comprehensive income	464	521
Accumulated deficit	(113,503)	(108,841)

Total stockholders’ equity	16,147	19,553

Total liabilities and stockholders’ equity	$49,083	51,290

See accompanying notes to consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2010, 2009 and 2008
(Amounts in thousands)

	2010	2009	2008
	(Unaudited)
Net sales	$44,702	47,882	50,548

Costs and operating expenses:
Cost of sales	12,286	10,991	14,151
Selling and marketing	14,620	17,702	21,127
Research and development	7,668	8,942	10,802
General and administrative	9,248	10,061	15,799
Depreciation and amortization	4,326	4,649	5,076
Severance and restructuring	348	1,697	2,008

Total costs and operating expenses	48,496	54,042	68,963

Operating loss	(3,794)	(6,160)	(18,415)

Other income (expense):
Other income (expense)	60	(116)	(538)
Interest income	49	101	127
Interest expense	(1,017)	(1,028)	(620)

Total other expense, net	(908)	(1,043)	(1,031)

Net loss before income tax	(4,702)	(7,203)	(19,446)
Income tax benefit (expense)	40	(50)	(53)

Net loss	$(4,662)	(7,253)	(19,499)

See accompanying notes to consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity and Comprehensive Loss
Years ended December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
(Amounts in thousands, except share data)

									Accumulated
		Preferred stock						Additional	other
	Comprehensive	Series A, Series A-1		Series B preferred stock		Common stock		paid-in	comprehensive	Accumulated
	loss	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	Total
Balance, December 31, 2007		20,200,000	$33,075	—	$—	1,517,739	$1	$71,393	$132	$(82,089)	$22,512
Net loss	$(19,499)	—	—	—	—	—	—	—	—	(19,499)	(19,499)
Foreign currency translation	(40)	—	—	—	—	—	—	—	(40)	—	(40)

Comprehensive loss	$(19,539)

Issuance of Series B preferred stock		—	—	3,260,869	15,000	—	—	—	—	—	15,000
Exercise of stock options		—	—	—	—	7,540	—	13	—	—	13
Net cancellations of nonvested stock		—	—	—	—	(369,745)	—	883	—	—	883
Stock-based compensation		—	—	—	—	—	—	2,037	—	—	2,037

Balance, December 31, 2008		20,200,000	33,075	3,260,869	15,000	1,155,534	1	74,326	92	(101,588)	20,906
Net loss	$(7,253)	—	—	—	—	—	—	—	—	(7,253)	(7,253)
Foreign currency translation	429	—	—	—	—	—	—	—	429	—	429

Comprehensive loss	$(6,824)

Exercise of stock options		—	—	—	—	72,752	—	132	—	—	132
Repurchase of common stock		—	—	—	—	(32,735)	—	(111)	—	—	(111)
Net cancellations of nonvested stock		—	—	—	—	(22,366)	—	282	—	—	282
Capitalization of Maritz loan pay-off		—	—	—	—	—	—	3,581	—	—	3,581
Stock-based compensation		—	—	—	—	—	—	1,587	—	—	1,587

Balance, December 31, 2009		20,200,000	33,075	3,260,869	15,000	1,173,185	1	79,797	521	(108,841)	19,553
Net loss (Unaudited)	$(4,662)	—	—	—	—	—	—	—	—	(4,662)	(4,662)
Foreign currency translation (Unaudited)	(57)	—	—	—	—	—	—	—	(57)	—	(57)

Comprehensive loss (Unaudited)	$(4,719)

Net issuances of nonvested stock (Unaudited)		—	—	—	—	14,693	—	6	—	—	6
Stock-based compensation (Unaudited)		—	—	—	—	—	—	1,307	—	—	1,307

Balance, December 31, 2010 (Unaudited)		20,200,000	33,075	3,260,869	15,000	1,187,878	1	81,110	464	(113,503)	16,147

See accompanying notes to consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2010, 2009 and 2008
(Amounts in thousands)

	2010	2009	2008
	(Unaudited)
Cash flows from operating activities:
Net loss	$(4,662)	(7,253)	(19,499)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	4,585	4,915	5,335
Imputed interest on note payable	—	21	66
Stock-based compensation	1,313	1,869	2,920
Non-cash interest expense	77	128	—
Changes in operating assets and liabilities (net of acquisitions):
(Increase) decrease in accounts receivable	(708)	2,281	1,123
(Increase) decrease in prepaid expenses and other assets	(41)	1,614	(2,302)
Increase (decrease) in accounts payable and accrued liabilities	(1,220)	(1,891)	(2,020)
Increase (decrease) in deferred revenue	500	(1,605)	4,094
Increase (decrease) in other liabilities	(182)	527	766

Net cash (used in) provided by operating activities	(338)	606	(9,517)

Cash flows from investing activities:
Purchases of property and equipment	(619)	(171)	(2,514)
Decrease in restricted cash	—	8	177

Net cash used in investing activities	(619)	(163)	(2,337)

Cash flows from financing activities:
Issuance of preferred stock	—	—	15,000
Net proceeds from short-term borrowings	1,904	—	390
Net proceeds from notes payable	—	4,000	—
Repayments of capital lease obligations	(13)	(4)	(137)
Repayments of short-term borrowings	(324)	(3,622)	(194)
Repayments of notes payable	(1,305)	(1,426)	(1,033)
Exercise of stock options	—	21	13

Net cash provided by (used in) financing activities	262	(1,031)	14,039

Effect of exchange rate changes on cash and cash equivalents	(30)	138	358

Net (decrease) increase in cash and cash equivalents	(725)	(450)	2,543
Cash and cash equivalents, beginning of year	2,423	2,873	330

Cash and cash equivalents, end of year	$1,698	2,423	2,873

See accompanying notes to consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
(1)	Background and Summary of Significant Accounting Policies
(a)	The Company, Liquidity, and Going Concern

StarCite, Inc., with its subsidiaries is an Internet business that delivers content and services for both professional and occasional meeting planners. StarCite, Inc. (StarCite) was incorporated in Delaware in 2006 in connection with the merger of StarCite, Inc. (the predecessor, incorporated in Delaware and began operations in January 1999) and OnVantage, Inc. (OnVantage).

The Company has a history of net losses and negative operating cash flows since its inception. As of December 31, 2010, the Company has an accumulated deficit of $113,503. The Company’s primary sources of liquidity have been the issuance of preferred stock, borrowings from stockholders, and borrowings from banks.

During 2010, 2009 and 2008, the Company has continued to make investments in ongoing business development efforts in anticipation of future growth. However, if anticipated revenue growth is not achieved, the Company may be required to further curtail or limit certain general and administrative, selling and marketing and research and development activities in order to reduce its cash outflows. In order to complete its future growth strategy, the Company is likely to require additional equity and/or debt financing. There is no assurance that additional equity and/or debt financing will be available to the Company as needed.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents of $51 and $734 at December 31, 2010 and 2009, respectively, consists of investments in money market funds.

(d)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on a specific review of aged accounts as well as historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
(e)	Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line basis over the assets’ estimated useful lives or, if shorter, the lease terms for leasehold improvements. Gains and losses on sales and retirements of assets are reflected in the results of operations.

(f)	Intangible Assets

Intangible assets primarily consist of customer relationships and acquired technology. Amortization of intangible assets is provided on a straight-line basis over the assets’ estimated useful life.

(g)	Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash equivalents, accounts receivable, other current assets, accounts payable, and accrued liabilities, approximate fair value due to the short-term nature of those instruments. The fair value of debt approximates the carrying value of debt at December 31, 2010.

The Company follows FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. ASC 820, Fair Value Measurements and Disclosures, among other things, defines fair value, establishes a framework for measuring fair value and requires disclosure about such fair value measurements. Assets and liabilities measured at fair value are based on one or more of three valuation techniques provided for in the standards. The three value techniques are as follows:

Market Approach	Prices and other relevant information generated by market transactions involving

Income Approach	Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques and option pricing models)

Cost Approach	Amount that currently would be required to replace the service capacity of an asset (often referred to as replacement cost)
The standards clarify that fair value is an exit price, representing the amount that would be received to sell an asset, based on the highest and best use of the asset, or paid to transfer a liability in an orderly translation between market participants. As such, fair value is a market based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for evaluating such assumptions, the standards establish a three tier fair value hierarchy, which prioritizes the inputs in measuring fair value as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs, other than the quoted prices in active markets, that arc observable either directly or indirectly; or

Level 3	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
The Company evaluates assets and liabilities subject to the fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period. The determination requires significant judgments to be made by the Company. The following is a brief summary of the Company’s classifications within the fair value hierarchy of each major category of asset and liabilities that it measures and reports on its balance sheet at fair value on a recurring basis.
•	Cash equivalents — The Company’s cash equivalents represent funds held in money market funds which contain quoted prices in active markets, and accordingly, the Company classifies these as Level 1.

•
Warrant liability — The fair value of the warrant liability is based on Level 3 inputs. For this liability the Company developed its own assumptions that do not have observable inputs or available market data to support the fair value. See note 6 for further discussion of the warrant liability.

The following assets and liabilities are measured at fair value on a recurring basis (in thousands):

	December 31, 2010
	Asset (liability)	Valuation
	balance	technique	Input level
Cash equivalents	51	Market approach	1
Warrant liability	(205)	Income approach	3
(h)	Long-Lived Assets

Long-lived assets, such as property and equipment, and other intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board (FASB) ASC Topic 350, Intangibles — Goodwill and Other.

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)

FASB ASC Topic 350 requires the Company to assess whether there is an indication that goodwill is impaired. The Company estimates the fair value of its single reporting unit and compares it to its carrying amount. To the extent the carrying amount of the reporting unit exceeds its fair value, the Company would perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step requires a comparison of the implied fair value of goodwill to the carrying amount of goodwill to determine if there is impairment.

In December 2010, the Company completed its annual goodwill impairment test. The Company determined that its fair value was greater than the carrying amount as of December 31, 2010 and 2009. Accordingly, there was no indication that goodwill was impaired.

(j)	Revenue Recognition

The Company generates revenue primarily from fees from customers accessing its on-demand application service, transactions (prepaid or pay-as-you-go), professional services (site selection and software implementation), as well as advertising and marketing packages. Its customers are corporations that utilize its on-demand meeting management software and suppliers of meeting venues.

The Company’s corporate products are on-demand web-based solutions to manage and automate every element of corporate meetings and events. This includes planning, budgeting, sourcing of meeting venues, electronic attendee management, expense reconciliations, and measurement reporting. The Company’s corporate solutions include StarCite Spend Management and MeetingView.

Through the Company’s solutions, meeting planners have the ability to research meeting venues and submit Requests for Proposals (RFP’s). Suppliers of meeting venues utilize MarketView, the Company’s gateway for hotels and other venues, or private label solutions to receive and respond to RFP’s submitted by the Company’s corporate clients through one of its on-demand web-based solutions. Suppliers of meeting venues are able to advertise their properties on the Company’s web-based solutions through StarCite’s marketing programs.

Customers pay a licensing fee for access to the Company’s solutions, which is recognized ratably over the license period, which is typically three years. In addition, many customers will prepurchase transactions associated with attendee registrations, which are also recognized over the relevant licensing period. Fees associated with implementation and outsourced meeting planning services, included in such agreements, are also recognized ratably over the licensing period. Hotel marketing packages, intended to reach corporate meeting planners, provide various levels of images and information concerning the property. The revenue from the packages is recognized ratably over the life of the contract, which is typically twelve months.

In addition, the Company earns commissions associated with the negotiation and contracting of hotel meeting space on behalf of corporate meeting planners. The commissions, which are paid by the hotels, are recognized at the time the meeting occurs as no significant performance obligations remain.

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)

Deferred revenue represents advanced billings associated with customer agreements less revenue recognized related thereto. Such amounts are recognized as revenue when the related significant performance obligations have been satisfied.

(k)	Research and Development

Research and development costs are charged to expense as incurred.

(l)	Income Taxes

The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

The Company recognizes the effect of income tax positions only if it is “more-likely than-not” that such positions will be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. See note 7 for additional information.

(m)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash balances and trade receivables. The Company does not require collateral from its customers.

For the years ended December 31, 2010 and 2009, no single customer represented more than 10% of the Company’s net sales. One customer accounted for 13% of accounts receivable as of December 31, 2010. As of December 31, 2009, no single customer represented more than 10% of accounts receivable.

(n)	Stock-Based Compensation

The Company accounts for stock-based payments in accordance with FASB ASC Topic 718, Compensation-Stock Compensation. FASB ASC Topic 718 requires that all stock-based payments, including grants of employee stock options and nonvested shares, be recognized in the financial statements based on their fair values at date of grant. Under FASB ASC Topic 718, the cost of services received in exchange for stock options and similar awards are recognized in the statement of operations over the period during which an award recipient is required to provide service in exchange for the award.

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)

The Company’s policy is to recognize compensation expense for awards granted on a straight-line basis over the requisite service period, net of actual forfeitures. The Company uses the Black-Scholes-Merton (Black Scholes) option-pricing model to determine the grant date fair value of its stock-based awards.

(o)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. These estimates include evaluation of the Company’s goodwill, intangible assets, revenue recognition, allowance for doubtful accounts and commitments and contingencies. These estimates and assumptions are based on management’s best judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets and reductions in information technology spending have combined to increase the uncertainty inherent in such estimates and assumptions. It is reasonably possible that the Company’s accounting estimates with respect to the useful life of intangible assets and the ultimate recoverability of goodwill and intangible assets could change in the near term and that the effect of such changes on the financial statements could be material.

(p)	Supplemental Cash Flow Information

For the years ended December 31, 2010, 2009 and 2008, the Company paid interest of $661, $568 and $310, respectively. The Company paid $0, $197 and $67 of income taxes during the years ended December 31, 2010, 2009 and 2008, respectively. In 2009, a stockholder repaid a debt on behalf of the Company which was treated as a capital contribution (see note 6).

Capital lease obligations of $659, $0 and $0 were incurred in 2010, 2009 and 2008, respectively, when the Company entered into a lease for furniture and fixtures and computer and equipment.

(q)	Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and capitalized upon execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. Deferred commissions are amortized over the term of the related customer contract and are recoverable through the related future revenue streams.

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
(r)	Foreign Currency Translation

Translation adjustment are included as a separate component of stockholders’ equity labeled accumulated other comprehensive income. The assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at exchange rates as of the balance sheet date, and revenues and expenses are translated at average exchange rates for the year. Foreign currency transaction gains or losses are recognized in current operations and are included in other income (expense).

(s)	Reclassifications

Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.

(t)	Recent Accounting Pronouncements

In January 2010, the FASB issued amended guidance requiring additional fair value disclosures related to inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between levels in the hierarchy of fair value measurement. This guidance was effective for the Company beginning on January 1, 2010, and did not have a significant impact on its consolidated financial statements.

In October 2009, the FASB issued accounting guidance related to revenue recognition for transactions with multiple deliverables, which impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. This guidance is effective for the Company beginning on January 1, 2011, however, early adoption is permitted. The Company is currently evaluating the effect this guidance will have on its consolidated financial statements.

(2)	Property and Equipment
Property and equipment consist of the following at December 31, 2010 and 2009:

	Estimated	December 31
	useful life	2010	2009
Computer equipment and software	3 years	$8,958	8,580
Furniture and fixtures	7 years	793	917
Leasehold improvements	5 – 9 years	1,741	1,252

		11,492	10,749
Less accumulated depreciation and amortization		(8,666)	(7,806)

		$2,826	2,943

Depreciation and amortization expense amounted to $2,263, $2,266 and $2,365 for the years ended December 31, 2010, 2009 and 2008, respectively.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
The following assets included in the schedule above were held under a capital lease at December 31, 2010.

	Estimated	December 31
	useful life	2010
Computer equipment and software	3 years	$230
Furniture and fixtures	7 years	429

		659
Less accumulated depreciation and amortization		(28)

		$631

(3)	Intangible Assets and Goodwill
(a)	Intangible Assets

Intangible assets consist of the following at December 31, 2010 and 2009:

	Weighted
	average
	amortization	December 31
	period	2010	2009
Acquired technology	4.6 years	$8,490	8,490
Customer relationships	12.8 years	28,636	28,664
Covenant not to compete	5 years	210	210
Domain names/trademarks	4.2 years	430	430

		37,766	37,794
Less accumulated amortization		(20,109)	(17,728)

		$17,657	20,066

Amortization expense for intangible assets amounted to $2,063, $2,383 and $2,711 for the years ended December 31, 2010, 2009 and 2008, respectively.
The Company entered into an Asset Purchase Agreement (Purchase Agreement) and Strategic Distribution and License Agreement (Service Agreement) with Maritz Travel Company (Maritz) on December 15, 2006 (together, the Maritz Agreements). As part of the Maritz Agreements, StarCite acquired certain developed technology for $1,297. Maritz entered into a five-year Service Agreement with the Company during which Maritz will utilize the Company’s spend and attendee management applications with a minimum commitment of $3,600. Since the Maritz Agreements were negotiated as one transaction, they were accounted for as a multiple-element agreement. Accordingly, the amortization of the technology cost is being amortized as a reduction of revenue over the life of the Service Agreement, which totaled $259 for the years ended December 31, 2010, 2009 and 2008.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
Amortization of intangible assets is estimated to be as follows:

Year ending December 31:
2011	$2,332
2012	1,963
2013	1,877
2014	1,877
2015	1,388
Thereafter	8,220

$17,657

(b)	Goodwill

Goodwill was $11,847 as of December 31, 2010 and 2009. There were no changes to goodwill during the years ended December 31, 2010 or 2009.
(4)	Accrued Liabilities
Accrued liabilities consist of the following at December 31, 2010 and 2009:

	December 31
	2010	2009
Accrued compensation and benefits	$2,978	3,521
Severance and related costs	—	124
Consulting and outside services	240	93
Client payable	150	167
Professional fees	313	258
Partnership commissions	617	281
Other accrued liabilities	683	999

	$4,981	5,443

During the year ended December 31, 2008, the Company, in order to better align its cost structure with its current revenue streams and current economic environment, approved and implemented a Repositioning Program (the Program) that included a reduction in force and consolidation of offices. Through this Program, the Company reduced its worldwide workforce by approximately 18% and closed its office in Twinsburg, Ohio. The Company recorded severance costs of approximately $1,916 during the year ended December 31, 2008. As a result of closing its Twinsburg, Ohio office prior to the expiration of its lease, the Company recorded an early termination charge of $92 which was paid to the landlord in 2009.
During the year ended December 31, 2009, the Company, in order to better align its cost structure with its current revenue streams and current economic environment, approved and implemented various reorganizations that included a reorganization of certain development functions and alignment of various other functions that resulted in severance costs of $757. Additionally, as part of the 2009 reorganization, the Company recorded a lease restructuring reserve of $940 for estimated losses at a facility that is under-utilized and currently marketed for sublease.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
During the year ended December 31, 2010, the Company recorded severance costs of $175. Additionally, in order to reflect current market conditions, the Company adjusted certain assumptions related to the lease restructuring reserve recorded as part of the 2009 reorganization. The assumption changes resulted in an additional restructuring charge of $173 for the year ended December 31, 2010.
At December 31, 2009, the Company had the following accrual related to these events:

	December 31,	2009	2009	December 31,
	2008	expense	payments	2009
Severance and benefits	$1,112	757	(1,745)	124
Lease restructuring	—	940	(178)	762
Lease termination	92	—	(92)	—

	$1,204	1,697	(2,015)	886

At December 31, 2010, the Company had the following accrual related to these events:

	December 31,	2010	2010	December 31,
	2009	expense	payments	2010
Severance and benefits	$124	175	(299)	—
Lease restructuring	762	173	(294)	641

	$886	348	(593)	641

The long-term portion of the lease restructuring reserve of $416 is included within other long-term liabilities on the consolidated balance sheet. The current portion of $225 is included in accrued liabilities.
(5)	Short-Term Borrowings
On July 11, 2008, the Company amended and renewed its line-of-credit facility (the Line) with Comerica Bank. The renewed Line provided available credit up to $4,000, revised the financial and reporting covenants and expired on September 18, 2008. At September 18, 2008, the Company was unable to amend and renew the Line. The outstanding balance against the Line at December 31, 2008 was $3,493, excluding a stand-by letter of credit in the amount of $235. The Line was repaid in 2009. Interest expense on the Line was $31 and $203 for the years ended December 31, 2009 and 2008, respectively.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
On February 3, 2009, the Company secured a two-year revolving line-of-credit facility (the Credit Facility) with Silicon Valley Bank (SVB). The Credit Facility is a revolving line-of-credit for a term of 24 months that permits borrowing up to $7,500 (including a sub-limit of $1,000 for letters of credit) subject to limitations based on the achievement of certain performance measures (free cash flow and quick ratio, as defined in the Credit Facility) and 80% of eligible accounts receivable. The Credit Facility is secured by a first priority secured interest in all of StarCite’s assets. The Credit Facility subjects the Company to various financial and reporting covenants, including the achievement of certain free cash flow milestones measured on a trailing three-month basis (as defined in the Credit Facility). The Credit Facility bears interest at the U.S. prime rate plus 1.5% to 3.0% based on the maintenance of certain balance sheet ratios and includes unused line fees, letter of credit fees and other customary fees. In March and September 2010 and February 2011, the Company amended the Credit Facility to modify certain financial covenants for the remaining term of the Credit Facility and to extend the term to March 15, 2011. As of December 31, 2010 and 2009, $1,904 and $0 was outstanding under the Credit Facility. Interest expense on the Credit Facility was $253 and $135 for the years ended December 31, 2010 and 2009, respectively.
During 2010, the Company incurred additional short-term borrowings of $312. As of December 31, 2010 and 2009, the outstanding balance on short-term borrowings was $56 and $67. The outstanding balance is due in monthly installments through 2011.
(6)	Notes Payable
Notes Payable
On December 15, 2006, the Company entered into an Asset Purchase Agreement to acquire certain developed technology (note 3) from a stockholder who holds less than 1% interest in the Company. The purchase price was $1,500 payable over three years. The payments were non interest-bearing and, accordingly, the note was recorded net of discount of $203. During the years ended December 31, 2009 and 2008, the Company recorded imputed interest expense of $21 and $66, respectively. The Company made payments of $563 during each of the years ended December 31, 2009 and 2008. No amounts were outstanding under the note at December 31, 2009.
On February 3, 2009, the Company secured a $4,000 term loan with Horizon Technology Finance (the Horizon Loan). The Company used the proceeds from the Horizon Loan as well as cash on hand to extinguish its outstanding obligations to Comerica Bank. These obligations consisted of $3,493 related to short-term borrowings under an expired line-of-credit facility and $885 associated with an equipment line loan.
The Horizon Loan is a forty-two month installment loan bearing interest at a rate based on the greater of 12.05% or 12.05% plus increases in the Libor rate above 3.03%. Payments through December 31, 2009 were interest only ($41 per month) with the remaining thirty three payments consisting of principal plus interest of $143 each. In addition, the Company is obligated to make a one-time payment of $400 with the last installment on September 1, 2012. The Company is not subject to any financial covenants under the Horizon Loan. The Horizon Loan contains certain cross-default provisions with the Credit Facility. The balance at December 31, 2010 is $2,695.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
Long-term maturities for the Credit Facility as of December 31, 2010 are as follows:

Year ending December 31:
2011	$1,470
2012	1,225

$2,695

Pursuant to the terms of the loan, the Company issued to Horizon a warrant with a 10 year term to purchase 43,478 shares of StarCite’s Series B preferred stock at an exercise price per share of $4.60 per share. This warrant is classified as a liability on the accompanying balance sheet and revalued at each reporting date. The fair value of the warrant was $205 and $128 at December 31, 2010 and 2009, respectively using the Black-Scholes pricing model with the following assumptions:

	December 31
	2010	2009
Expected dividend yield	—%	—%
Expected volatility	57.8	67.6
Risk-free interest rate	3.01	2.90
Remaining contractual term	8 years	10 years
The Company had a note payable to a stockholder of the Company, who holds less than 1% interest in the Company. The note payable bore interest at 6% per year, and the principal and accrued interest were due in August 2009. The Company incurred $109 and $138 of interest expense related to this note payable in the years ended December 31, 2009 and 2008, respectively.
On February 3, 2009, one of the Company’s stockholders, entered into certain arrangements whereby this stockholder guaranteed this note payable. Under these arrangements, this stockholder placed approximately $3,600 into a bank account that was used to repay this debt when it matured or otherwise became due and payable. In May 2009, the stockholder repaid the debt on behalf of the Company. The extinguishment of the debt has been recorded as a capital contribution in 2009.
(7)	Income Taxes
At December 31, 2010 and 2009, the Company had federal net operating loss carryforwards of approximately $148,506 and $147,351, respectively, which begin to expire in 2011. At December 31, 2010 and 2009, the Company had net operating loss carryforwards for state tax purposes of approximately $100,561 and $128,084, respectively, which began to expire in 2010. At December 31, 2010 and 2009, the Company had foreign net operating loss carryforwards of approximately $331 and $436, respectively.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
OnVantage had net operating loss carryforwards for federal and state income tax purposes of approximately $138,349 at the date of acquisition, which have been fully reserved. Under current tax laws, if the Company is acquired by or merges with another company, the net operating losses of the Company (including those of OnVantage) may be substantially reduced or eliminated. Under the Tax Reform Act of 1986, the utilization of a corporation’s net operating loss carryforwards is limited following a change in ownership of greater than 50% within a three-year period. Due to the Company’s prior equity transactions, the Company’s net operating loss carryforwards may be subject to an annual limitation generally determined by multiplying the market value of the Company on the date of the ownership change by the federal long-term tax-exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the net operating loss carryforward period.
The components of deferred tax assets and liabilities were as follows:

	December 31
	2010	2009
Allowance for doubtful accounts	$357	459
Deferred revenue	6,929	6,779
Deferred rent	522	451
Long-lived assets	2,310	1,954
Other	2,197	1,593
Net operating loss carryforward	56,538	57,001
Tax credits	2,381	2,381

Net deferred income tax assets	71,234	70,618
Less valuation allowance	(71,180)	(70,602)

Total assets	54	16

Other	(3)	(16)

Total liabilities	(3)	(16)

Deferred tax asset, net	$51	—

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company’s ability to realize the benefit of the deferred tax asset, the deferred tax assets are offset by a valuation allowance of $71,180 and $70,602 at December 31, 2010 and 2009.
The change in the valuation allowance for the years ended December 31, 2010 and 2009 was an increase of $578 and $282, respectively.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
For the years ended December 31, 2010, 2009 and 2008, loss before taxes consists of the following:

	2010	2009	2008
U.S. operations	$(4,827)	(7,928)	(20,199)
Foreign operations — income	125	725	753

Loss before taxes	$(4,702)	(7,203)	(19,446)

The following summarizes the Company’s current income tax expense for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Current:
Federal	$(16)	(95)	—
Foreign	(75)	145	53
State	—	—	—

Total current	(91)	50	53

Deferred:
Foreign	51	—	—

Total income tax (benefit) expense	$(40)	50	53

There was no deferred income tax expense for the years ended December 31, 2010, 2009 and 2008. A reconciliation between the provision (benefit) for income taxes, computed by applying the statutory federal income tax rate of 35% to income before income taxes, and the actual provision for income taxes follows:

	2010	2009	2008

Federal income tax provision at statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax provision	—	(0.04)	—
Change in valuation allowance	(31.36)	(32.92)	(34.01)
Nondeductible expenses	(2.92)	(2.74)	(1.69)
Foreign rate difference	0.12	0.84	0.43

Annual income tax provision effective tax rate	0.84%	0.14%	(0.27)%

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
(8)	Commitments and Contingencies
(a)	Lease Commitments

The Company rents certain office space under noncancelable operating leases for its San Jose, CA, Shanghai, China and Philadelphia, PA offices which expire between December 2013 and June 2021, respectively. The total amount of all payments due under this lease is being charged to expense on the straight-line method over the term of the lease. Additionally, the Company has recorded deferred rent to reflect the excess rent expense over actual cash payments since the inception of the lease. Rent expense under these leases (excluding lease restructuring reserves discussed in note 4) amounted to $1,499, $1,282 and $1,795 for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum lease payments (including the lease that is reserved — see note 4) for each of the following years are as follows:

Year ending December 31:
2011	$1,612
2012	1,690
2013	1,607
2014	556
2015	567
Thereafter	3,320

$9,352

In December 2010, the Company entered into a capital lease agreement with Fountain leasing which totaled $659. The outstanding balance on the lease at December 31, 2010 was $646. The interest rate is 17.7% per year, and the lease is collateralized by equipment. The minimum lease payments under this lease are as follows:

Year ending December 31:
2011	$268
2012	268
2013	312

$848

(b)	Litigation

The Company is party to certain legal actions arising in the ordinary course of business. While it is not possible to determine with certainty the outcome of these matters, in the opinion of management the eventual resolution of these claims and actions outstanding will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
(c)	Guarantees

Under the indemnification of the Company’s standard product license agreement, the Company guarantees to defend and indemnify the licensee against any proceeding based upon any failure to satisfy the warranty set forth in the contract associated with license infringements on any patent, copyright, trade secret, or other intellectual property right on products licensed to its customers. As of December 31, 2010, the Company does not expect to incur any infringement liability as a result of the customer indemnification clauses.

(d)	Stockholder Agreements

All stockholders have entered into stockholder agreements that define and provide for, among other things, the purchase, sale, and transfer of shares in accordance with agreements.

(e)	401(k) Plan

The Company sponsors a 401(k) defined contribution plan, which is available for participation to all eligible employees. Company contributions to the plan are subject to the discretion of the board of directors. Company contributions are allocated to the participants’ accounts based on the percentage of each participant’s contributions to the plan during the given year to the total of all participant contributions. The Company made discretionary contributions of $196, $195 and $285 for the years ended December 31, 2010, 2009 and 2008, respectively.

(f)	Severance Arrangements

The Company has severance arrangements with certain key employees that provide for severance payments and other benefits upon termination and/or change of control. Such arrangements were entered into outside of the Company’s 2008 Repositioning Program and 2009 cost realignment (see note 4).

(9)	Preferred Stock
As of December 31, 2010 and 2009, the Company is authorized to issue 20,000,000 shares of Series A convertible preferred stock (Series A Preferred Stock), $0.001 par value; 200,000 shares of Series A-1 convertible preferred stock (Series A-1 Preferred Stock), $0.001 par value; and 3,304,347 shares of Series B convertible preferred stock (Series B Preferred Stock).
(a)	Series A and A-1 Preferred Stock

Conversion

Each share of Series A Preferred Stock and any dividends accrued but unpaid are convertible at the option of the holder into shares of the Company’s common stock. The number of shares of common stock is determined by dividing the original issue price of the preferred stock, which was $1.30 per share, by the applicable Conversion Price (Conversion Price). The initial Conversion Price for the Series A Preferred Stock is the original issue price for the Series A Preferred Stock.

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)

The Conversion Price of the Series A Preferred Stock shall be subject to adjustment when a Common Stock Event (as defined) occurs. Upon the occurrence of a Common Stock Event, the Conversion Price of the Series A Preferred Stock shall be adjusted by multiplying the Conversion Price of the Series A Preferred Stock in effect immediately prior to the Common Stock Event by a fraction of which the numerator shall be the number of shares of common stock issued and outstanding immediately prior to the Common Stock Event and the denominator shall be the number of shares of common stock issued and outstanding immediately after such Common Stock Event. Following each adjustment of the Conversion Price, such adjusted Conversion Price shall remain in effect until a subsequent Common Stock Event occurs. A Common Stock Event is defined as (i) the issue by the Company of additional shares of common stock as a dividend or other distribution; (ii) a stock split; or (iii) a reverse stock split.

Each share of Series A-1 Preferred Stock shall automatically be converted into common stock immediately prior to the closing of a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company in which the aggregate public offering price equals or exceeds $25,000 and the offering price per share of common stock equals or exceeds $13.50 (Qualified IPO).

Each share of Series A Preferred Stock shall automatically be converted into common stock (i) immediately prior to the closing of a Qualified IPO or (ii) upon the Company’s receipt of the written consent of the holders of not less than two-thirds of the then outstanding shares of Series A Preferred Stock to the conversion of all outstanding Series A Preferred Stock to common stock.

Dividends

The holders of the Series A Preferred Stock are entitled to receive dividends at the rate of $0.10 per share per year. These dividends are paid only when declared by the board of directors and are noncumulative. The payment of dividends to the holders of Series A Preferred Stock is in preference to all other classes of stock. For the years ended December 31, 2010 and 2009, no dividends were declared by the board of directors.

Voting

Each share of Series A Preferred Stock shall be entitled to vote on all matters on which the holders of common stock are entitled to vote. The number of votes allocated for each share of preferred stock is determined by the number of shares of common stock into which such share of preferred stock could be converted into common stock.

Liquidation Preference

In the event of any liquidation, the holders of the Series A-1 Preferred Stock shall be entitled to receive prior to all other classes of stock an amount equal to $50.00 per share. The holders of the Series A Preferred Stock shall be entitled to receive after amounts set aside for the holders of the Series A-1 Preferred Stock an amount equal to $1.30 per share, plus all declared but unpaid dividends.

(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)

A merger or consolidation of the Company that results in the Company’s stockholders immediately prior to the transaction not holding at least 50% of the voting power of the surviving entity shall be deemed a liquidation event.

(b)	Series B Preferred Stock

In 2008, the Company authorized and issued 3,260,869 shares of Series B Preferred Stock, $0.001 par value, at $4.60 per share for cash proceeds of $15,000. In 2009, the Company increased the authorized shares of Series B Preferred Stock by 43,478 to 3,304,347 as a result of the Horizon warrants (see note 6).

Following the issuance of the Series B Preferred Stock, significant terms of the convertible preferred stock were amended as follows.

Conversion

Each share of Series A and Series B Preferred Stock shall be convertible, at the option of the holder at any time after the date of issuance into shares of the Company’s common stock. The number of shares of common stock is determined by dividing the original issue price of the preferred stock, which was $1.30 and $4.60, respectively, by the applicable Conversion Price (Conversion Price). The initial Conversion Price for the Series A and Series B Preferred Stock is the original issue price for the Series A and Series B Preferred Stock, respectively.

Each share of Series A-1 Preferred Stock shall automatically be converted into common stock immediately prior to the closing of a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company in which the aggregate public offering price equals or exceeds $50,000, and the offering price per share of common stock equals or exceeds $23.00 (Qualified IPO).

Each share of Series A and Series B Preferred Stock shall automatically be converted into common stock (i) immediately prior to the closing of a Qualified IPO or (ii) upon the Company’s receipt of the written consent of the holders of not less than two-thirds of the then outstanding shares of Series A and Series B Preferred Stock to the conversion of all outstanding Series A and Series B Preferred Stock to common stock.

Dividends

The holders of Series B Preferred Stock are entitled to receive dividends at the rate of $0.3538 per share, per year, prior to and in preference to any declaration or payment of any dividend on the Series A Preferred Stock and common stock. The holders of the Series A Preferred Stock are entitled to receive dividends at the rate of $0.10 per share, per year, prior to and in preference to any declaration or payment of any dividend on the common stock. These dividends are paid only when declared by the board of directors and are noncumulative. For the years ended December 31, 2010 and 2009, no dividends were declared by the board of directors.

The holders of Series A-1 Preferred Stock are not entitled to receive of any dividends.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
Voting

Each share of Series A and Series B Preferred Stock shall be entitled to vote on all matters on which the holders of common stock are entitled to vote. The number of votes allocated for each share of Series A and Series B Preferred Stock is determined by the number of shares of common stock into which such share of preferred stock could be converted into common stock.

The Series A-1 Preferred Stock is a nonvoting stock.

Liquidation Preference

In the event of any liquidation, the holders of the Series B Preferred Stock shall be entitled to receive prior to all other classes of stock an amount equal to $4.60 per share, plus any and all accrued but unpaid dividends. The holders of the Series A-1 Preferred Stock shall be entitled to receive prior to any distribution to the holders of Series A and common stock, an amount equal to $50.00 per share. The holders of the Series A Preferred Stock shall be entitled to receive prior to any distribution to the holders of common stock, an amount equal to $1.30 per share, plus any and all accrued but unpaid dividends. As of December 31, 2010, the liquidation value of the Series A-1 and Series A Preferred Stock is $10,000 and $26,000, respectively. As of December 31, 2010, the liquidation value of the Series B Preferred Stock is $15,000.

(10)	Stock-Based Compensation
The Company’s 2006 Stock Option Plan (the 2006 Plan) authorizes up to 6,000,000 common shares, which can be granted as incentive stock options, nonqualified stock options or nonvested stock awards. Option grants under this plan generally expire 10 years from the date of grant, 90 days after termination, or one year after the date of death or termination due to disability. Stock options generally vest over a period of four years, with options becoming exercisable in equal installments over the vesting period. As of December 31, 2010, 1,711,437 common shares were available for grant under the 2006 Plan.
The Company recorded $1,301, $1,587 and $2,037 of stock compensation related to stock option awards in the Company’s consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
The estimated fair value of options granted was calculated using a Black Scholes option pricing model. The Black Scholes model incorporates assumptions to value stock-based awards. The Company uses historical data on exercise timing to determine the expected life assumption. The risk-free rate of interest for periods within the contractual life of the option is based on U.S. Government Securities Treasury Constant Maturities over the expected term of the equity instrument. The Company’s common stock is not publicly traded; therefore, expected volatility is based on the historical volatilities of selected companies whose services are comparable to that of the Company. The table below outlines the weighted average assumptions for these grants:

	Year ended December 31
	2010	2009
Weighted average expected volatility	72.6%	71.6%
Expected term (years)	6.2	6.2
Risk-free interest rate	2.8%	2.7%
Expected dividend yield	—	—
The fair value of share-based awards is recognized as expense over the requisite service period, net of forfeitures.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
The following table summarizes stock option activity during the years ended December 31, 2010, 2009 and 2008:

			Weighted
			average
		Weighted	remaining
		average	contractual
	Number of	exercise	term
	shares	price	(years)
Outstanding, January 1, 2008	2,783,078	$
Granted	1,545,000
Exercised	(7,540)
Forfeited	(936,685)

Outstanding, December 31, 2008	3,383,853	2.68
Granted	2,725,792	1.48
Exercised	(72,752)	1.79
Forfeited	(1,754,800)	3.20

Outstanding, December 31, 2009	4,282,093	1.69
Granted	110,000	1.48
Exercised	—	—
Forfeited	(1,324,143)	1.99

Outstanding, December 31, 2010	3,067,950	1.55	7.98

Options exercisable, December 31, 2010	1,709,221	$1.59	7.80

The weighted average grant date fair value of options granted during 2010 and 2009 was $1.48 per share.
As of December 31, 2010, there was $2,264 of total unrecognized compensation cost, which includes the impact of expected forfeitures, related to unvested stock options. The cost is expected to be recognized over a weighted average period of 2.2 years.
In 2009, 32,735 shares of common stock valued at $111 were tendered to net share settle the exercise of 61,812 options.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
Additional information regarding stock options outstanding at December 31, 2010, is as follows:

				Options
		Options outstanding		outstanding and exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Exercise prices	outstanding	life (years)	price	vested	price
$1.48	2,662,060	8.22	$1.48	1,317,149	$1.48
1.79	356,065	6.33	1.79	351,692	1.79
3.38	49,825	7.16	3.38	40,380	3.38

	3,067,950	7.98	1.55	1,709,221	1.59

Nonvested Shares
The Company may grant nonvested share awards to employees, nonemployee directors, and consultants. A nonvested share award is an award of common shares that is subject to certain restrictions during a specified period, such as an employee’s continued employment combined with the Company achieving certain financial goals. The Company holds the common shares during the restriction period, and the grantee cannot transfer the shares before the termination of that period. The grantee is, however, generally entitled to vote the common shares and receive any dividends declared and paid on the Company’s common shares during the restriction period. Stock-based compensation resulting from nonvested awards for the years ended December 31, 2010, 2009 and 2008 was $6, $282 and $883, respectively, and is included in the accompanying consolidated statements of operations.
Total unrecognized compensation cost of nonvested shares granted as of December 31, 2010 was $10, which is expected to be recognized over a weighted average period of 3.2 years.
(Continued)

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Information as of and for the year ended December 31, 2010 is Unaudited)
A summary of the activity of the Company’s nonvested stock as of and for the years ended December 31, 2010, 2009 and 2008 is presented below:

		Weighted
		average
	Number of	grant-date
	shares	fair value
Nonvested at January 1, 2008	843,390	$2.60
Granted	—	—
Vested	(339,862)	2.60
Forfeited	(369,745)	2.60

Nonvested at December 31, 2008	133,783	2.60
Granted	—	—
Vested	(108,476)	2.60
Forfeited	(22,366)	2.60

Nonvested at December 31, 2009	2,941	2.60
Granted	19,270	2.60
Vested	(11,795)	2.60
Forfeited	(4,577)	2.60

Nonvested at December 31, 2010	5,839	2.60

The following table sets forth the total stock-based compensation expense for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31
	2010	2009	2008
Cost of sales	$375	434	304
Selling and marketing	424	521	342
General and administrative	182	519	1,869
Research and development	332	395	405

	$1,313	1,869	2,920

(11)	Subsequent events
The Company is currently in the process of renewing its $7,500 line of credit with Silicon Valley Bank (SVB) which expired on February 3, 2011. The Company signed an extension on the line through March 15, 2011 and is currently in the process of negotiating the final terms of the renewal with SVB.
The Company has evaluated subsequent events from the balance sheet date through March 16, 2011, the date which the financial statements were available to be issued, and determined that there are no other items to disclose.